UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2026

Adrianne Lee
President and Chief Financial Officer
Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, UT 84123

Re: Bed Bath & Beyond, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-41850

Dear Adrianne Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services